

ActivCare
At
Bressi Ranch
Residential Memory Care

December 7, 2011

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

   Re: **ActivCare at Bressi Ranch, LLC (the "Issuer")**
      File No. 24-10299

Dear Mr. Link and Mr. Williamson:

The Issuer hereby requests acceleration of qualification of its offering statement on Form 1-A (File No. 24-10299), to 4:00 p.m., Eastern Time, on December 9, 2011, or as soon as practicable thereafter. By separate letter, the managing underwriter of the issuance of the securities being qualified has joined in this request for acceleration.

In connection with this request, the Issuer acknowledges that:

(1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Issuer may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Very truly yours,

        ACTIVCARE AT BRESSI RANCH, LLC

        By: Income Property Group,
        Its: Manager



        By: _____
          W. Major Chance
        Its: Chief Executive Officer

9619 Chesapeake Drive, Suite 103 San Diego, CA 92123
Phone: 858 565-4424 ● Fax: 858 565-1508



Courtlandt
SECURITIES CORPORATION

800-994-7094 tel
949-251-6901 tel
949-251-6911 fax

3991 MacArthur Blvd, Ste 320
Newport Beach, CA 92660
www.courtlandtgroup.com

Member FINRA SIPC

VIA FEDERAL EXPRESS AND FACSIMILE

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

      Re: **ActivCare at Bressi Ranch, LLC (the "Issuer")**
              Offering Statement on Form 1-A
              File No. 24-10299

Dear Mr. Link and Mr. Williamson:

In connection with the above-referenced Offering Statement, we, the managing underwriter for the above referenced offering, hereby join in the request of ActivCare at Bressi Ranch, LLC that the qualification date of the Offering Statement be accelerated so that it will be declared qualified at 4:00 p.m., Eastern Time, on December 9, 2011, or as soon as practicable thereafter.

Very truly yours,



COURTLANDT SECURITIES CORPORATION

By: _____
        Michael L. Cruz
Its: __*Chairman / CEO*__